UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
333-165685

CUSIP NUMBER
NOTIFICATION OF LATE FILING	04530L 104

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:  June 30, 2012
☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Apsen Group, Inc.
Full Name of Registrant

Elite Nutritional Brands, Inc.
Former Name if Applicable

720 South Colorado Boulevard, Suite 1150N
Address of Principal Executive Office (Street and Number)

Denver, CO 80246
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Management is unable to complete the Form 10-Q due to the pending restatement of the Registrant's 2010 and 2011 financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael D. Harris	561	471-3507
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐
For the quarter ended June 30, 2012, the Company expects to report a net loss of $1,803,574.  The comparative period for 2011 may include an additional loss of approximately $15,000.  This non cash loss in 2011 will be incurred if the Board of Directors approves management's recommendation to write off, primarily in years prior to 2011,  a receivable of approximately $2.2 million owed by a corporation believed to still be controlled by the Company's former Chairman.  Upon Board of Directors approval, the Company would be required to restate its consolidated financial statements for the years ended December 31, 2011 and 2010 and its consolidated financial statements for the three months ended March 31, 2012.

Aspen Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

August 14, 2012	By:	/s/ Michael Mathews
Michael Mathews
Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).